Mail Stop 4561

October 27, 2005

Michael J. Thorne
Chief Financial Officer
DynCorp International Inc.
8445 Freeport Parkway, Suite 400
Irving, Texas 75063

Re: **DynCorp International Inc.**
        Registration Statement on Form S-1
        Filed September 28, 2005
        File No. 333-128637

Dear Mr. Thorne:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that DynCorp International LLC filed a registration statement on Form S-4 on August 9, 2005. To the extent comments are issued on the Form S-4 that also are applicable to this public offering on Form S-1, please make the appropriate corresponding changes.

2.   Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Cover

3.   The cover page should contain only information required by Item 501 or that is key
        information. In this connection please delete the second paragraph and the second and
        third sentences in the third paragraph. See our *Plain English Handbook* available at
        www.sec.gov.

4.   Please revise to delete the term "Joint Book-Running Managers" at the bottom of the
        page. Please confirm that you will not include this information on the cover page in the
        final prospectus that you distribute to investors.

Prospectus Summary, page 1

5.   The summary should provide investors with a clear, concise and coherent "snapshot"
        description of the most significant aspects of the offering. We note that much of the
        information in the summary is repeated in, and more appropriate for, the body of the
        prospectus. For example, disclosure under "Industry Overview" starting on page 1 is
        repeated on pages 68 and 69. Disclosure regarding your business strengths and business
        strategy on pages 5 − 8 is repeated on pages 65 − 68. Please revise to delete repetitious
        disclosure. Also, please limit your summary to key information about your business and
        your offering, and provide the more detailed disclosure in the body of the prospectus.

6.   We note the discussion of industry trends, your business strengths and your business
        strategy. We further note your statement on page 21 that some of your competitors have
        greater financial and other resources than you do or are better positioned than you are to
        compete for contract opportunities. Please balance the summary by providing an equally
        prominent summary of your competitive weaknesses and risks associated with your
        business and this offering. In particular, please balance your disclosure on page 5 with a
        discussion immediately following of the most significant risk factors associated with an
        investment in your securities, including how your operating capital will be affected by
        the significant Class B dividend, your substantial financial leverage, your limited
        experience operating as a stand-alone company, your lack of diverse customer base and
        the fact that you will continue to be a "controlled company" following the offering.

7.   We note the disclosure in the second paragraph on page 1 as well as the disclosure in the
        introductory paragraph. Please clarify in the second paragraph that the numbers included
        here are based on pro forma financials for fiscal 2005 and that you had a pro forma net
        loss for fiscal 2005 and the twelve months ending July 1, 2005. In addition, please
        balance your discussion of the company's financial position with disclosure explaining
        why you incurred a pro forma net loss for this period despite increased revenues, and
        include a brief description of the factors that have contributed to this pro forma net loss.

8.   Please include a brief description of your debt, including the exchange offer and your

aggregate indebtedness as of a recent date.

Industry Overview, page 1

9.   To the extent you retain disclosure related to the forecasted budget for various
        government agencies in the summary, please briefly discuss the fact that Congress is in
        charge of appropriating funds to government agencies and may not appropriate the
        amounts requested in any given year.

10.   Please clarify how you have determined that the Department of Homeland Security's
        budget has increased by a CAGR of 17 percent since 2000 in light of the fact that DHS
        did not exist in 2000. In addition, in light of the fact that substantially all of your
        revenues have been generated from contracts with the Department of Defense and the
        Department of State, please explain how this statistic would be material to your
        operations.

Business Overview, page 3

11.   In your chart on page 4 please also include net income as a comparison to EBITDA. In
        addition, please clarify what the "home office component" refers to in footnote (1) to the
        table.

Business Strengths, page 5

12.   Much of your disclosure under this heading is repeated in other locations throughout the
        summary section. Please revise to eliminate repetitive disclosure in the summary section.

Business Strategy, page 7

13.   We note your statement on page 7 that you benefit from low capital expenditure
        requirements and your statement on page 8 that you believe your profitability will
        continue to improve. Please balance these and similar statements with disclosure that
        you had a pro forma net loss for fiscal 2005 and briefly discuss the factors that
        contributed to this net loss.

14.   Please disclose the percentage of outstanding securities of the company that the shares
        you are registering represent.

Our Sponsor, page 8

15.   We note your disclosure on page 8 that you are currently controlled by Veritas Capital
        and its co-investors. Please identify these co-investors. We further note your disclosure
        on page 26 that Veritas Capital is in the business of making investments in companies
        that may, from time to time, acquire and hold interests in businesses that compete directly

or indirectly with you. Please revise to include this information in the summary and discuss whether Veritas Capital currently has any interests in businesses that compete directly or indirectly with you. Please also revise, to the extent material, your disclosure found in the "Risk Factors" in response to this comment.

The Transactions, page 8

16.   We note your description of the transactions on page 8. Please expand your disclosure to provide additional information in the summary regarding your acquisition by Veritas Capital from Computer Sciences Corporation, including a discussion of the purchase price, your preferred shares and your current corporate structure. In addition, please briefly describe the net working capital adjustment and the current status of negotiations.

17.   Please describe any transition services agreements that enable you to operate as a stand-alone company and any management agreements with Veritas Capital, including all fees associated with these agreements. Further, we note your disclosure on page 87 that, as consideration for planning, structuring and related services with respect to the offering transactions, you will pay Veritas Capital a fee to be determined. Please revise your disclosure in this section and on page 87 to include this fee and quantify the amount when it is known.

The Offering Transactions, page 9

18.   We note your disclosure on page 24 that the indenture, the senior credit facility and the certificates of designation governing your preferred stock contain restrictive provisions that limit your ability to pay dividends. Please expand your disclosure to discuss how these limitations impact the special Class B dividend or advise us as to why they do not impact this payment.

The Offering, page 10

19.   When known, please disclose the portion of offering proceeds that will be paid to Veritas Capital and its affiliates.

Risk Factors, page 13

20.   Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

- "We may experience labor disruptions associated with the expiration of our collective bargaining agreements," page 20

- "Competition in our industry could limit our ability to attract and retain customers, which could adversely affect our operating performance," page 21

- "Environmental laws and regulations may subject us to significant costs and liabilities," page 23

- "Our substantial level of indebtedness could adversely affect our financial condition," page 23

Please revise throughout to identify briefly in your captions the specific risks to you that result from the facts or uncertainties. Potential investors should be able to understand what the risk is and the result of the risk as it *specifically* applies to you.

21.   We note that Goldman Sachs Credit Partners L.P. and Bears, Stearns & Co. Inc. may receive a portion of the offering proceeds as repayment of outstanding debt under the credit facility. In addition, we note your disclosure on page 105 that affiliates of Credit Suisse First Boston LLC have a combined beneficial ownership of approximately 10% in DIV Holding LLC. Please revise throughout your prospectus to include appropriate and *detailed* disclosure regarding the risks associated with the lack of an unaffiliated underwriter for this offering and that certain underwriters in this offering have interests in the successful completion of the offering beyond customary underwriting discounts and commissions. You should address specifically the risk associated with the underwriter due diligence obligation. If you intend to voluntarily comply with NASD Rule 2720 by having an unaffiliated underwriter act as a Qualified Independent Underwriter, please revise to provide appropriate disclosure.

Risks Relating to Our Business, page 16

Suspension or debarment by the U.S. government…, page 19

22.   We note that certain laws and regulations affect how you do business and, in some instances, impose added costs on your business. Please expand your disclosure to briefly discuss and quantify these added costs.

Environmental laws and regulations may subject…, page 23

23.   We note that your operations include the use, generation and disposal of hazardous materials. Please expand your disclosure to briefly describe how your operations use, generate and dispose of hazardous materials.

Risks Related to Our Indebtedness, page 23

Despite our current indebtedness level…, page 25

24.   We note that the terms of the senior secured credit facility and the senior subordinated notes do not fully prohibit you or your subsidiaries from incurring additional indebtedness. Please expand your disclosure to briefly describe the restrictions and quantify, if possible, the additional indebtedness you could incur.

Risks Relating to the Offering, page 25

We are controlled by affiliates of Veritas Capital…, page 26

25.   We note that you are controlled by affiliates of Veritas Capital. Please expand your disclosure to identify these affiliates.

We do not intend to pay dividends…, page 27

26.   We note that you intend to use at least $100 million of the aggregate net proceeds to pay the special Class B dividend. Please revise to include a separate risk factor discussion regarding this special dividend and the risk relating to the fact that a significant portion of the proceeds from this offering will not be used to further invest in your business or reduce your debt.

The 2005 Acquisition, page 29

27.   We note your statement on page 29 that current estimates of the working capital adjustment are between $55 and $65 million. We further note the footnote on page 41 referencing the estimated purchase price adjustment of $62.5 million payable in the form of your Series A-2 preferred stock to Computer Sciences Corporation. Please revise your disclosure in this section and the summary to clarify, if true, that the current estimates of the working capital adjustment reflect an increase in your net working capital and will result in a corresponding increase in the amount of preferred stock issued to Computer Sciences Corporation and discuss any other impacts on your current operations and structure as a result of this adjustment.

28.   Please provide an organization chart reflecting your ownership structure immediately following the offering that specifies the ownership of all classes of your preferred and common stock.

Use of Proceeds, page 32

29.   We note that you intend to use the proceeds of this offering to pay a special dividend of approximately $100 million to holders of Class B stock, to repay certain indebtedness, to

pay certain prepayment penalties and transaction expenses and for general working capital purposes. Please expand your disclosure in this section and on page 32 to briefly describe the prepayment penalties, the transaction expenses and the indebtedness, including the interest rate, maturity and its use of proceeds. Refer to Item 504 of Regulation S-K.

Dividend Policy, page 33

30.   Reference is made to your discussion of the Class B dividend. It does not appear that all amounts will represent a portion of the Company's profit. If the amounts you plan to pay to the Class B shareholders represent distributions, please revise your disclosures as appropriate to characterize the amounts as such or advise us. Also, please include disclosure of the portion representing a return of capital, if any.

31.   We note that the existing stockholder will be the only person entitled to receive the payment of the special Class B dividend. Please identify the existing stockholder on page 33.

Capitalization, page 34

32.   Advise us why you have included cash and cash equivalents in deriving your total capitalization.

33.   We note that your preferred stock subject to mandatory redemption should be classified as a liability pursuant to SFAS 150. Please avoid presentation here and elsewhere in your document (ex. pro forma financial statements) of these amounts in a manner that would give the appearance that your preferred stock is temporary equity.

Dilution, page 36

34.   We note the table on page 36 summarizing the differences between the shares of Class A common, the total consideration and the average price per share paid by your existing stockholder and by new investors. Please update to provide the information that is known, including the price per share paid by your existing stockholder.

Pro Forma Financial Information, page 40

35.   Tell us why you have not included earnings per share information or revise to include. Similarly, you should include earnings per share data in your audited and interim financial statements.

36.   Further to our previous comment, upon including pro forma per share data please advise us how you applied SAB Topic 1.B.3 as it relates to your Class B dividend.

Michael J. Thorne
DynCorp International Inc.
October 27, 2005
Page 8

37.   Please advise us and disclose as appropriate the purpose of presenting pro forma financial
       data for the twelve months ended July 1, 2005 under Article 11 of Regulation S-X.

Management, page 79

38.   We note that an additional director who qualifies as a financial expert under the rules of
       the SEC and NYSE will be added to your board prior to the consummation of the
       offering and that you intend to establish an audit committee prior to the offering. Prior to
       effectiveness, please update your disclosure accordingly and clarify whether you intend
       for all of the members of the Audit Committee to be independent.

39.   We note your disclosure on page 26 that, because you are a controlled company within
       the meaning of the NYSE Rules, you will be exempt from the NYSE requirements that
       your board be composed by a majority of independent directors and that your
       compensation and corporate government committees be composed entirely of
       independent directors. Please expand your disclosure in this section to include this
       information.

Certain Relationships and Related Transactions, page 87

40.   Please expand your disclosure in this section to discuss the special Class B dividend to be
       paid to your existing stockholder.

Description of Capital Stock, page 92

41.   We note your statement that the summary does not purport to be complete and is subject
       to your amended and restated certificate of incorporation and bylaws and the provisions
       of applicable law. Please note that a summary should highlight all the material
       provisions and should not be subject to information outside of the prospectus. Please
       revise accordingly.

Underwriting, page 104

42.   We note the discussion beginning on page 107 regarding the offering of stock in foreign
       countries. Please tell us whether this public offering is part of a global offering and
       revise your disclosure as appropriate.

43.   We note that the underwriter has reserved shares for sale directly to your directors,
       employees and other persons. Please describe for us the mechanics of how and when
       these shares are offered and sold to investors in this directed share program. For
       example, tell us how you will determine the prospective recipients and number of
       reserved shares. Tell us how and when you and the underwriters notified the directed
       share investors, including the types of communication used. Disclose whether the
       underwriters or the company are using electronic communications or procedures, such as

e-mail. Provide us with any materials given to potential purchasers.

Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives communications or funds. In this regard describe the process for confirmation and settlement of sales to directed share purchasers. Are directed share purchasers required to establish accounts before the effective time, and if so, what if any funds are put in newly established brokerage accounts before the effective date? What relationship, if any, do any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser? How do the procedures for the directed share program differ from the procedures for the general offering to the public?

44.   We note your disclosure that affiliates of Credit Suisse First Boston LLC have a combined beneficial ownership of approximately 10% in DIV Holding LLC. Please expand your disclosure to identify these affiliates and clarify whether Credit Suisse will receive a portion of the special Class B dividend.

45.   We note that Goldman Sachs Credit Partners L.P. and Bears, Stearns & Co. Inc. are lenders under your senior secured credit facility and may receive a portion of the offering proceeds as repayment of outstanding debt under the credit facility. Please expand your disclosure to include this information and describe and quantify any fees these underwriters have received or will receive in connection with the credit facility and any planned repayment. In addition, we further note your disclosure that you and your subsidiaries may from time to time enter into other investment banking relationships with the underwriters. Please clarify, if true, that, aside from this offering and the credit facility, you have not entered into any other arrangement or relationships with any of the underwriters.

46.   We note that a prospectus may be made available on the websites maintained by one or more representatives and also may be made available on the websites maintained by other underwriters.

- Please identify any representatives and any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional representatives or members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those representatives or members and provide us with a description of their procedures.

- Briefly describe any electronic distribution in the filing.

- Please describe whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the party and the website, describe the material terms of your agreement and provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

- Please tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

If any of the underwriters will be utilizing procedures that have already been cleared by the Staff, please confirm to us that the procedures and materials to be utilized have not changed since they were cleared.

Financial Statements

Report of Independent Registered Public Accounting Firm

47.   In the opinion paragraph there does not appear to be a reference to the period from March 30, 2002 to March 7, 2003. Please advise or revise accordingly.

Note 10 – Long-Term Debt, page F-22

48.   We note from the disclosure on page 33 that there are restrictions on the payment of dividends by your subsidiaries as a result of their debt agreements. Please advise us how you complied with the disclosure provisions of Rule 4-08(e) of Regulation S-X. In addition, advise us how you evaluated whether Schedule I under Rule 5-04 of Regulation S-X was required.

Part II. Information Not Required in Prospectus

Exhibits

49.   Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at 202-551-3438 or Cicely Lucky, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Michael R. Littenberg, Esq. (*via facsimile*)
        Schulte Roth & Zabel LLP